July 21, 2005

Mail Stop 4561

VIA U.S. MAIL AND FAX 1-516-767-4562

Mr. Thomas O'Keefe
Chief Financial Officer
Cedar Shopping Centers, Inc.
44 South Bayles Avenue
Port Washington, NY 11050

RE: Cedar Shopping Centers, Inc.
Form 10-K for the year ended December 31, 2004
Form 10-Q for the quarter ended March 31, 2005
File no. 0-14510

Dear Mr. O'Keefe:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Item 6. Selected Financial Data, *Other Data,* page 27

1.   Advise us what consideration was given to providing disclosure to show a reconciliation of funds from operations per share to earnings per share. Or alternatively, providing a reconciliation of the denominator used in the calculation of funds from operations per share to the denominator used in the calculation of earnings per share.

Consolidated Statements of Operations, page 41

2.   Tell us how your presentation of interest income in total revenues and interest
        expense in total expenses complies with Rule 5-03 of Regulation S-X.

                                    *   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response. Please file your response on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

  - the company is responsible for the adequacy and accuracy of the disclosure in the
    filings;

  - staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filings; and

  - the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Kelly McCusker, Staff Accountant, at (202) 551-3433 or the
undersigned at (202) 551-3413 if you have questions.

                                    Sincerely,

                                    Cicely D. Luckey
                                    Branch Chief